

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 4, 2023

Robert McDermott
Chief Executive Officer
iCoreConnect Inc.
529 Crown Point Road, Suite 250
Ocoee, Florida 34761

> **Re: iCoreConnect Inc.**
> **Registration Statement on Form S-1**
> **Filed September 20, 2023**
> **File No. 333-274607**

Dear Robert McDermott:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

2. We note the warrants are out of the money. Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3.   We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

4.   We note that the projected revenues for 2023 were $18.072 million, as set forth in the unaudited projected financial information management prepared and provided to the Board, the company's financial advisor and FGMC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2023, was approximately $3,696,519 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

5.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

6.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that FG Merger Investors LLC, a beneficial owner of over 80% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

General

7.   Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose, if true, that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Kyle Wiley at 202-344-5791 or Jeff Kauten at 202-551-3447 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Cavas Pavri